November 26, 2018

Julie McPherson
Group General Counsel and Company Secretary
Amcor plc
83 Tower Road North
Warmley, Bristol BS30 8XP
United Kingdom

       Re: Amcor plc
           Draft Registration Statement on Form S-4
           Submitted October 29, 2018
           CIK No. 0001748790

Dear Ms. McPherson:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Confidential Draft Registration Statement on Form S-4 filed October 29, 2018

General, page i

1. Please provide us with copies of the materials that Goldman Sachs prepared and shared with the Bemis board of directors in connection with this transaction, including any board books, transcripts and summaries of oral presentations made to the board.
Background of the Transaction, page 76

2. We note your disclosure that at the December 18, 2017, December 19, 2017, February 7,
       2018 and February 8, 2018 board meetings Goldman presented a review of certain potential strategic alternatives (including potential transactions involving Party A, Party B
 Julie McPherson
FirstName LastNameJulie McPherson
Amcor plc
Comapany 26, 2018
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         and Party C) and Bemis on a stand-alone basis. Please expand your disclosure to explain why you did not pursue further discussions with Party B after September 25, 2017.
U.S. Federal Income Tax Considerations for U.S. Holders , page 122

3. We note your disclosures here and elsewhere that the parties 'intend" the merger to be treated as a tax-free reorganization under Section 368(a) of the Code and the merger and the scheme, taken together, to be treated as an exchange described under Section 351 of the Code. Please revise your disclosure to express a firm conclusion regarding the federal income tax consequences of the transaction and indicate whether the merger will qualify as a tax-free reorganization.
Note 3(a) Preliminary purchase consideration, page 176

4. Please tell us how you considered the Bemis shareholders' dissenters' rights in your preliminary purchase allocation, specifically addressing the potential impact to the estimated number of New Amcor Shares to be delivered as well as the potential cash payment of the fair value of Bemis Shares.
Note 4 (a) Transaction Costs, page 179

5. Please quantify and identify the material components underlying your $175 million estimated non-recurring costs associated with the Transaction. Comparative Historical and Audited Pro forma Per Share Information , page 182

6.       Please present pro forma equivalent data for Bemis. Refer to Item 3
(e) of Form S-4 and
         the Instructions to Item 3(e) and (f). Also, in accordance with Item 3(g) of Form S-4, please present the market value of securities of the Bemis on an equivalent per share basis.
Results of Continuing Operations
Net Sales, page 204

7. Please expand your comparison of results of continuing operations at the consolidated and segment level to quantify the impact of each underlying factor and explain the underlying drivers of those changes. Please refer to Item 303(a)(3) of Regulation S-K and Section
         501.12 of the Financial Reporting Codification for guidance.

Liquidity and Capital Resources
Overview, page 213

8. As reflected in your June 30, 2018 pro forma balance sheet on page 170, we note that as a result of change in control provisions for Amcor and Bemis, New Amcor's current portion of their long-term debt will be approximately $2.6 billion. Please expand your liquidity discussion to address the potential negative effect(s) related to this additional current debt
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Amcor plc
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         as well as you ability to repay and/or refinance the current portion of this pro forma debt subsequent to the Transaction.
Valuation of Intangible Assets and Goodwill , page 218

9. Given the significance of your goodwill pre-acquisition and the significance of goodwill for the combined company, please expand your disclosures to provide the following additional information:
           Disclose your testing date;
           Define the reporting unit level at which you test goodwill for impairment;
           Provide a discussion regarding your impairment testing policies. Clarify whether your most recent goodwill impairment test was a qualitative or quantitative assessment and explain the factors you considered in making that determination;
and
           To the extent you performed quantitative assessments, disclose, if accurate, that the estimated fair values of the reporting units you tested substantially exceeded their carrying values.
Critical Accounting Estimates and Judgments
Equity Accounted Investments , page 220

10. As indicated on page F-30, we note that due to impairment indicators present for each of the years presented, Amcor performed an impairment test by comparing the carrying value of its investment in AMVIG to the fair value of that investment, which was determined based on AMVIG's quoted share price. Please expand your disclosures to address the nature of the impairment indicators present and how you concluded that the impairment was other-than-temporary. Refer to ASC 323-10-35-31 and 35-32.
Index to Financial Statements of Amcor Limited, page F-1

11. Please update your financial statements pursuant to Rule 3-12 of Regulation S-X.
Note 11. Fair Value Measurements , page F-33

12. In light of the disclosure on pages F-13 related to the impairment losses associated with certain PP&E and identifiable intangible assets with finite lives, please provide the disclosures required by ASC 820-10-50-2 for assets remeasured to fair value on a nonrecurring basis.
Exhibits and Financial Statement Schedules
Exhibit 8.1, page II-2

13. Please have tax counsel revise the opinion to remove assumption (6), as it is inappropriate to assume any legal conclusion underlying the opinion.
 Julie McPherson
Amcor plc
November 26, 2018
Page 4

        You may contact Tracey McKoy (Staff Accountant) at (202) 551-3772 or Jeanne Baker
(Staff Accountant) at (202) 551-3691 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood (Staff Attorney) at (202) 551-
3345 or Asia Timmons-Pierce (Special Counsel) at (202) 551-3754 with any other questions.



                                                          Sincerely,

FirstName LastNameJulie McPherson                         Division of
Corporation Finance
                                                          Office of
Manufacturing and
Comapany NameAmcor plc
                                                          Construction
November 26, 2018 Page 4
cc:       Jonathan Davis
FirstName LastName